Exhibit 99.4

Our Ref: UK30724 AM KZ Fe - SRK Consent- Jun 2021.docx                      8 June 2021

Dear Sirs/Mesdames

RE: United States Securities and Exchange Commission reporting of Mineral Reserves

I hereby consent to:

a.SRK Consulting (UK) Limited being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having conducted the independent audit of the mineral reserve estimates, confirming the accuracy of the 2018 iron ore reserve estimates for the Kazakhstan Open Pit and Kazakhstan Underground (ArcelorMittaI Orken Open Pit and Underground) properties in Kazakhstan, and

b.the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

/s/ Sabine Anderson
Sabine Anderson
Principle Consultant (Due Diligence)

For and on behalf of SRK Consulting (UK) Limited